Exhibit 99.1

argenx reaches 50% enrollment in Phase 2 clinical trial

of ARGX-113 in immune thrombocytopenia

-         Top-line data from the study expected in second half of 2018  -

September 20, 2017

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced that it has recruited 50% of the immune thrombocytopenia (ITP) patients in the Phase 2 proof-of-concept study of ARGX-113.

“We are pleased to have reached the 50% recruitment milestone in this study, which is enrolling on schedule,” commented Nicolas Leupin, Chief Medical Officer of argenx. “We remain on track, and look forward to presenting top-line data from the ARGX-113 clinical trial in ITP in the second half of 2018, which will be our second indication with Phase 2 top-line data from ARGX-113.”

The double-blind, placebo controlled Phase II study will enroll up to 36 ITP patients with platelet levels lower than 30 million per milliliter. ARGX-113 will be dosed on top of current standard of care, including corticosteroids and/or immunomodulatory agents and/or TPO-R agonists. The primary endpoints of the trial are safety and tolerability, and secondary endpoints are effect on platelet count and use of rescue treatment, and an assessment of pharmacokinetics (PK) and pharmacodynamic (PD) markers.

The ITP clinical trial was initiated in March 2017. ARGX-113 is also being studied in a Phase 2 proof-of-concept study for the treatment of myasthenia gravis (MG), which was initiated in January 2017.

About ARGX-113

ARGX-113 is an investigational therapy for treatment of IgG-mediated autoimmune diseases. ARGX-113 is the Fc-portion of an antibody that has been modified by the argenx proprietary ABDEG™ technology to increase its affinity for FcRn beyond that of normal IgG antibodies. As a result, ARGX-113 blocks antibody recycling and leads to fast depletion of the autoimmune disease-causing IgG autoantibodies. The development work on ARGX-113 is done in close collaboration with Prof. E. Sally Ward (University of Texas Southwestern Medical and Texas A&M University Health Science Center, a part of Texas A&M University (TAMHSC)).

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@arGEN-X.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy and argenx’s advancement of, and anticipated clinical development and regulatory milestones and plans related to ARGX-113. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s initial U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.